

September 9, 2014

Via E-Mail
John D. Idol
Chief Executive Officer
Michael Kors Holdings Ltd
Unit 1902, 19/F, Tower 6,
The Gateway, Harbour City,
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **Michael Kors Holdings Ltd**
> **Form 10-K for the Fiscal Year Ended March 29, 2014**
> **Filed May 28, 2014**
> **File No. 001-35368**

Dear Mr. Idol:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your company data folder in Edgar to include your current fiscal year-end.

Form 10-K for the Fiscal Year Ended March 29, 2014

2.   We note your October 3, 2013 response to our comment letter dated September 25, 2013 in which you confirmed that the company would provide the disclosure required by Item 201(d) of Regulation S-K in future filings. It appears that you have not provided the disclosure required by Item 201(d) of Regulation S-K. Please confirm that you will provide such disclosure in future filings. Please provide draft disclosure in your response.

Business, page 4

3.   Please confirm that in future filings you will disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products (e.g., accessories, footwear or apparel) which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. Please provide draft disclosure in your response. Alternatively, advise us why you believe such information is not material to an understanding of your business as a whole. Refer to Item 101(c)(1)(i) of Regulation S-K.

4.   We note your disclosure that your largest wholesale customer, a large and nationally recognized U.S. department store, accounted for 14.4% of your total revenue for the 2014 fiscal year and 14.0% of your total revenue for the 2013 fiscal year. Please confirm that in future filings you will disclose the name of this wholesale customer pursuant to Item 101(c)(1)(vii) of Regulation S-K. Please provide draft disclosure in your response. Alternatively, please advise us why the loss of this wholesale customer would not have a material adverse effect on the registrant and its subsidiaries.

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 55
Note 3. Summary of Significant Accounting Policies, page 56
Inventories, page 57

5.   We note you changed the method you utilize to value your inventory from the first- in first- out method to the weighted average cost method. Please provide the disclosures required by FASB ASC 250-10-50 and a preferability letter from your auditor as required by Item 601 (B)(18) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining